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SEC FILE NUMBER
8-70696

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forest Road Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2121 Avenue of The Stars Suite 2450
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack D. Faller	973-769-6253	jfaller@forestroadco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 State Route 35	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

January 6, 2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jack D. Faller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forest Road Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jack D. Faller

Title: Regulatory Chief Financial Officer - Chief Compliance Officer

FELIPE CAZARES
Notary Public - State of New Jersey
My Commission Expires Dec 28, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOREST ROAD SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023 and (restated) 2022

(Confidential Treatment Requested)

Forest Road Securities, LLC

Index to the Financial Statements

December 31, 2023 and (Restated) 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Forest Road Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Forest Road Securities, LLC as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Forest Road Securities, LLC as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed on Note 7 to the financial statements, the statement of financial condition as of December 31, 2022 was restated due to a correction of an error.

Basis for Opinion

These financial statements are the responsibility of Forest Road Securities, LLC's management. Our responsibility is to express an opinion on Forest Road Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Forest Road Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Forest Road Securities, LLC's auditor since 2023.

Ocean, NJ

April 3, 2024

Forest Road Securities, LLC

Statements of Financial Condition

December 31, 2023, and 2022 (restated)

(Confidential Treatment Requested)

	2023	2022 Restated
ASSETS		
Cash	$ 182,587	$ 340,184
Accounts Receivable	-	600,000
Prepaid Expenses	20,581	35,632
TOTAL ASSETS	$ 203,168	$ 975,816
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 24,582	$ 217,577
MEMBER'S EQUITY	178,586	758,239
TOTAL LIABILITIES AND EQUITY	$ 203,168	$ 975,816

See accompanying notes to financial statements

7. Restated Financial Statements

The Company has restated its 2022 financial statements due to a correction of the following error.

1. During the year ended December 31, 2022 the Company recorded a receivable and recognized revenue of $150,000 from a third party private placement engagement incorrectly. In 2023 the Company made an adjustment to the 2022 audited financial statements by reversing the receivable and revenue of $150,000. As a result of this adjustment , the Company notified FINRA the previously filed 2022 audited financial statements could not be relied on and that the Company intended to restate the 2022 audited financial statements in conjunction with the 2023 audited financial statements. The tables below show the impact of the adjustment on the 2022 financial statements.

STATEMENT OF FINANCIAL CONDITION

	As Previously Reported	Correction of Error	As Restated
ASSETS			
Cash	$ 340,184	$ -	$ 340,184
Account Receivable (A/R)	750,000	(150,000)	600,000
Prepaid Expenses	35,632	-	35,632
TOTAL ASSETS	$ 1,125,816	$ (150,000)	$ 975,816
LIABILITIES AND MEMBER'S EQUITY			
Liabilities:			
Accounts Payable and accrued expenses	$ 217,577	-	$ 217,577
Member's Equity	908,239	(150,000)	758,239
Total Liabilities and Member's Equity	$ 1,125,816	$ (150,000)	$ 975,816